UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.     )*

InfoLogix, Inc.

(Name of Issuer)

Common Stock, par value $0.00001, per share

(Title of Class of Securities)

45668X 10 5

(CUSIP Number)

September 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45668X 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald E. Bartley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 377,739

	6.	Shared Voting Power 1,014,402(1)

	7.	Sole Dispositive Power 377,739

	8.	Shared Dispositive Power 1,014,102(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,841

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 377,739 shares beneficially owned by Mary Ann Bartley.  Gerald E. Bartley and Mary Ann Bartley are husband and wife and as such, each is deemed to be the beneficial owner of shares held by the other.  Includes 636,363 shares issuable upon conversion of a subordinated promissory note issued to Healthcare Informatics Associates, Inc. of which Gerald E. Bartley is President and a 50% stockholder.

CUSIP No. 45668X 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mary Ann Bartley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 377,739

	6.	Shared Voting Power 1,014,102(2)

	7.	Sole Dispositive Power 377,739

	8.	Shared Dispositive Power 1,014,102(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,841

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions) IN

(2)  Includes 377,739 shares beneficially owned by Gerald E. Bartley.  Mary Ann Bartley and Gerald E. Bartley are husband and wife and as such, each is deemed to be the beneficial owner of shares held by the other.  Includes 636,363 shares issuable upon conversion of a subordinated promissory note issued to Healthcare Informatics Associates, Inc. of which Mary Ann Bartley is Executive Vice President and a 50% stockholder.

CUSIP No. 45668X 10 5

Item 1.
	(a)	Name of Issuer InfoLogix, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.

Item 2.
	(a)	Name of Person Filing Gerald E. Bartley Mary Ann Bartley
	(b)	Address of Principal Business Office or, if none, Residence 101 E. County Line Road, Suite 210, Hatboro, Pennsylvania, 19040.
	(c)	Citizenship Both Gerald E. Bartley and Mary Ann Bartley are United States citizens.
	(d)	Title of Class of Securities Common Stock, par value $0.00001, per share (the “Common Stock”).
	(e)	CUSIP Number 45668X 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

CUSIP No. 45668X 10 5

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)-(c).  As of the filing date of this Schedule 13G, Gerald E. Bartley may be deemed to have Sole Voting and Dispositive Power over 377,739 shares of Common Stock and Shared Voting and Dispositive Power over 1,014,102 shares of Common Stock and may deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 1,391,841 shares of Common Stock, which represents approximately 5.5% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

                As of the filing date of this Schedule 13G, Mary Ann Bartley may be deemed to have Sole Voting and Dispositive Power over 377,739 shares of Common Stock and Shared Voting and Dispositive Power over 1,014,102 shares of Common Stock and may deemed to be the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 1,391,841 shares of Common Stock, which represents approximately 5.5% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2007

/s/ Gerald E. Bartley
Name: Gerald E. Bartley

Date: October 10, 2007

/s/ Mary Ann Bartley
Name: Mary Ann Bartley